Exhibit 99.2

SETTLEMENT AGREEMENT

This Settlement Agreement (“Agreement”) is entered into as of August 20 2021 (the “Effective Date”), among Minim, Inc. (“Minim” or the “Company”), Jeremy Hitchcock (“Hitchcock”) and Eric Griffith (“Stockholder”) (collectively, the “Parties,” and each individually a “Party”).

WHEREAS, on February 16, 2021, the Stockholder made a demand to inspect certain of the Company’s books and records pursuant to 8 Del. C. § 220 (the “Demand”);

WHEREAS, Minim voluntarily produced certain documents in response to the Demand;

WHEREAS, after receiving the Company’s production of documents, the parties engaged in discussions regarding the information therein and certain of Minim’s policies;

WHEREAS, the Parties reached agreement to resolve, with prejudice as to Stockholder, all potential claims by the Stockholder related to or arising out of the documents produced in connection with the Demand;

NOW THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, as well as other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.            Recitals.  The foregoing Recitals are expressly incorporated as part of the Agreement and the Parties confirm and represent to one another that said Recitals are true and correct to the best of their knowledge, information and belief.

2.            Corporate Governance Reforms.For the shorter of four years from the date of execution of this Agreement or when Hitchcock and his affiliates’ beneficial ownership decreases below 35% of the Company’s total shares outstanding:

a.	The Company shall maintain a board of directors comprised of a majority of directors who qualify as “independent” under the NASDAQ listing rules.

b.
Hitchcock and his affiliates agree not to acquire any additional shares of Company stock for the first 18 months after execution of this Agreement (the “Initial 18-Month Period”); provided however that during the Initial 18-Month Period, (i) Hitchcock may receive ordinary course director compensation, including for special director roles such as chairman and head of committees (including Company equity) and participate pro rata in any public equity offering conducted by the Company, and (ii) the obligations under this paragraph (b) shall terminate on the first to occur of: (x) a tender offer is made to security holders of the Company by any person or group (other than Hitchcock and his affiliates) which, if successful, would result in such person or group owning or having the right to acquire securities with aggregate voting power of at least 20% of the then total voting power of the Company or debt securities constituting at least 20% of the then long-term funded indebtedness of the Company or any of its subsidiaries (without giving effect to any default on any such long-term funded indebtedness); (y) a petition of bankruptcy or for relief under any law relating to the relief of debtors, readjustment of indebtedness, reorganization, moratorium or extension shall be instituted under any law with respect to the Company; and (z) any governmental authority or any court at the instance thereof shall take possession of all or any substantial part of the property of, or a writ or order of attachment or garnishment shall be issued or made against all or any substantial part of the property of, the Company or any of its subsidiaries, and (iii) the obligations under this paragraph (b) shall not apply in the event of a transaction approved in accordance with paragraph (c) of this Section.

c.
To the extent that Hitchcock and/or any of his affiliates attempt to conduct a Rule 13E-3 transaction (i.e., a going-private transaction) following the Initial 18-Month Period, such transaction shall be conditioned ab initio on the dual protections described in Kahn v. M&F Worldwide Corp. (i.e., approval from an independent and disinterested special committee and a non-waivable fully-informed and uncoerced majority-of-the-minority vote of the Company’s unaffiliated stockholders).

d.
In any sale of the Company, Hitchcock and his affiliates are prohibited from seeking or obtaining consideration greater or different than the consideration provided to the Company’s other stockholders on a per-share basis; provided, however, that the foregoing shall not apply to reasonable consideration or compensation for non-competition, non-solicitation or similar covenants or for employment, consulting or similar services.

e.
Any material related-party transaction (i.e., a transaction in excess of $2 million) between the Company, on the one hand, and Hitchcock and/or any of his affiliates, on the other hand, must receive prior approval from a committee of disinterested and independent directors of the Company.

For purposes of this Agreement, Hitchcock’s “affiliates” shall mean entities that are under the control of Hitchcock or his spouse.

3.            Attorneys’ Fee Payment.No later than two business days after execution of this Agreement, Friedman Oster & Tejtel PLLC, counsel for Stockholder (the “Firm”), shall provide a signed W-9 to Minim.  After receiving such W-9, and in consideration of all the provisions of this Agreement, Minim shall pay, or shall cause to be paid on its behalf, to the Firm a payment in an amount and a manner stated in a letter from Minim to the Firm dated August 20, 2021 (the “Attorneys’ Fee Payment”).  The Attorneys’ Fee Payment is part of the consideration for this Agreement and is made in full and complete satisfaction of any claims for fees or costs by any counsel for Stockholder.

4.          Releases.Except as to rights or claims created by this Agreement, the Stockholder, for itself and for any and all of its successors, predecessors, affiliates, parents, members, principals, assigns, employees, agents, representatives, officers, directors, managers, attorneys, sureties, and/or insurers, hereby forever releases and discharges Minim, Hitchcock and their respective successors, predecessors, affiliates, subsidiaries, parents, members, principals, assigns, employees, agents, representatives, officers, directors, managers, attorneys, sureties, and/or insurers (“Releasees”) from any and all present, past, or future claims, demands, causes of action, lawsuits, debts, accounts, dues, reckonings, bonds, bills, covenants, contracts, controversies, agreements, promises, variances, trespasses, extends, executions, sums of money, damages, costs, expenses (including attorneys’ fees and costs), judgments, assertion of liability or other obligation of any type or nature whatsoever, whether at law or in equity, known or unknown, asserted or not asserted, foreseen or unforeseen, direct or derivative, vested or contingent, under the laws of any jurisdiction (including, but not limited to, federal and state statutes and constitutions, and common law under the law of the United States or any other place whose law might apply), arising at any time, relating to, arising from, or in any way connected to, relating to, concerning or touching on the subject matter of the Demand or the documents produced in response thereto (the “Released Claims”).

5.           Covenant of Friedman Oster & Tejtel PLLC.  Friedman Oster & Tejtel PLLC hereby covenants and agrees that, except as may be required by law, the Firm shall not reveal or utilize information it obtained in connection with or learned as a result of the Demand.  The covenant and agreement set forth in this paragraph shall be binding and enforceable against each attorney of the Firm.  To the fullest extent permitted by law or applicable rules or regulations, the Firm further covenants not to appoint, solicit, or encourage anyone else to sue any of the Releasees as such term is defined in paragraph 4 of this Agreement, in respect of any of the Released Claims, or in respect of any other claim which anyone else may have or claim to have by reason of any matter, cause or thing whatsoever, or assist or advise anyone else in connection therewith, from the beginning of time to the date of this Agreement, in any way pertaining or relating to the Demand or the manner in which the directors, officers or stockholders of the Company discharged their respective fiduciary responsibilities in connection with the conduct described in the Demand.

6.            No Transfer of Claims.  The Stockholder represents and warrants that it has not sold, assigned, transferred, conveyed, or otherwise disposed of to any persons or any third party, by operation of law or otherwise, any action, cause of action, suit, debt, obligation, account, contract, agreement, covenant, guarantee, judgment, damage, claim, counterclaim, liability or demand of any nature whatsoever relating to any matter covered by this Agreement.

6.            No Admission.  It is understood and agreed by the Parties that this Agreement is entered into in compromise and should not be construed as an admission by either Party of any kind with respect to any allegation, fact, liability or fault.  This Agreement shall not be offered or received into evidence in any action or proceeding (except any action to enforce this Agreement).

7.          Choice of Law and Forum Selection.  This Agreement shall be governed by the laws of the State of Delaware, without regard to its conflict of laws principles.  Each of the Parties (i) irrevocably submits itself to the personal jurisdiction of any state court sitting in Wilmington, Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement; (ii) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event that subject matter jurisdiction is unavailable in that Court, then all such claims shall be brought, heard and determined exclusively in any other state court sitting in Wilmington, Delaware); (iii) consents to service of process in connection with any such suit, action or proceeding by registered or certified mail; (iv) agrees that it shall not attempt to deny or defeat any such jurisdiction by motion or other request for leave from such Court; (v) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other Court; and (vi) expressly waives, and agrees not to plead or to make any claim that any such action or proceeding is subject (in whole or in part) to, a jury trial.  Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

8.          Confidentiality.  The Parties agree that they have maintained and shall continue to maintain in strict confidence the existence, contents and terms of this Agreement.  Notwithstanding the foregoing, any Party may disclose this Agreement to their accountants or other advisors.  Moreover, any Party may disclose this Agreement to the extent necessary to comply with applicable law; provided, that a disclosing party shall give prompt notice to the other Party or their counsel prior to such disclosure so that the other Party may seek a protective order, confidential treatment of any produced information, or other similar relief.

9             Authorization.  Each of the signatories below warrants that she or he is competent and authorized to enter into this Agreement on behalf of the Party for whom she or he purports to sign.

10.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.          Execution.  A copy of the fully executed original of this Agreement shall be deemed to be an original for any and all purposes.

12.          Severability.  Should any provision of this Agreement be held to be illegal, invalid or unenforceable, then the remaining portions of this Agreement shall nonetheless remain in full force and effect, unless such portion of the Agreement is so material that its deletion would violate the essential purpose and intent of the Parties.

13.          Construction.  Each Party represents and warrants that it has had an opportunity to fully review the provisions of this Agreement with attorneys of its own choice, as a result of which the Parties hereto acknowledge and agree that (a) any rule of law that provides that ambiguities are to be construed against the drafting Party shall not be employed in the interpretation of this Agreement; (b) each Party signing this Agreement is entering into this Agreement knowingly, voluntarily, and of its own free will; and (c) except as expressly provided herein, no Party is relying on any representation of law or fact made by any other Party, including, without limitation, matters of foreign law.

IN WITNESS WHEREOF, the Parties duly executed this Agreement as of the date first written below.

GEORGE J. SKELLY, ON BEHALF OF MINIM, INC.		JEREMY FRIEDMAN, ON BEHALF OF ERIC GRIFFITH AND FRIEDMAN OSTER & TEJTEL PLLC

By:	/s/ George J. Skelly	By:	/s/ Jeremy Friedman

Date:	August 20, 2021	Date:	August 20, 2021

ALEXANDER H. PYLE, ON BEHALF OF
JEREMY HITCHCOCK

By:	/s/ Alexander H. Pyle

Date:	August 20, 2021